

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

John Friend
Chief Executive Officer
Kazia Therapeutics Limited
Three International Towers Level 24
300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

      Re: Kazia Therapeutics Limited
          Registration Statement on Form F-1
          Filed June 25, 2024
          File No. 333-280447

Dear John Friend:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Finnbarr D. Murphy, Esq.